Exhibit 99.2

Sent via Electronic Delivery to: xinyi@tuniu.com; yudunde@tuniu.com

May 18, 2020

Ms. Maria Yi Xin

Chief Financial Officer

Tuniu Corporation

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Re:	Tuniu Corporation (the “Company”)

Nasdaq Security: American Depositary Shares

Nasdaq Symbol: TOUR

Dear Ms. Xin:

As you are aware, our Listing Rules (the “Rules”) require listed securities to maintain a minimum bid price of $1 per share. Based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement.1 However, the Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance.

However, the last few weeks have been marked by unprecedented turmoil in U.S. and world financial markets. While the equity markets have functioned well, this turmoil has significantly impacted investor confidence resulting in depressed prices for companies that otherwise remain suitable for continued listing.

Given these extraordinary market conditions, Nasdaq has determined to toll the compliance periods for the bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) through June 30, 2020. In that regard, on April 16, 2020, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission.2 As a result, the compliance periods for the Price-based Requirements will be reinstated on July 1, 2020.

If at any time during the tolling period or 180 day compliance period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, we will provide you written confirmation of compliance and this matter will be closed. Please note that if the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date in the table below, in order to regain compliance.3

[1]	For online access to all Nasdaq Rules, please see “Nasdaq Online Resources,” included with this letter.
[2]	SR-NASDAQ-2020-021.

[3]	For additional information with respect to compliance periods please see the “Nasdaq Online Resources” on the attached page and access the link “Frequently Asked Questions” related to “continued listing.”

Ms. Maria Yi Xin

May 18, 2020

In the event the Company does not regain compliance with the Rule, the Company may be eligible for additional time.4 To qualify, the Company must submit, no later than the expiration date, an on-line Transfer Application5 and submit a non-refundable $5,000 application fee in accordance with the instructions provided on the attached “Check Payment Form”.6 The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. As part of its review process, Staff will make a determination of whether we believe the Company will be able to cure this deficiency. Should Staff conclude that the Company will not be able to cure the deficiency, or should the Company determine not to submit a transfer application or make the required representation, we will provide notice that its securities will be subject to delisting.7

Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern identified by Nasdaq in reaching the determination.8

The Company must also submit the announcement to Nasdaq’s MarketWatch Department.9 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.10

Following the tolling period, the Company will be provided a compliance period of 180 calendar days in which to regain compliance. The following table summarizes the critical dates and information related to this matter:

	Expiration of tolling	Public
Period below $1.00	and 180 calendar day	Announcement
bid price	compliance period	Due Date	Relevant Listing Rules
5450(a)(1) – bid price
April 3 through			5810(c)(3)(A) – compliance
May 15, 2020	December 28, 2020	May 22, 2020	period
5810(b) – public disclosure
5505 – Capital Market criteria

[4]	Listing Rule 5810(c)(3)(A)(ii).

[5]	The online Transfer Application can be accessed at listingcenter.nasdaq.com.
[6]	Listing Rule 5920(a)(11)

[7]	At that time, the Company may appeal the delisting determination to a Hearings Panel.

[8]	Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.

[9]	The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.
[10]	Listing IM-5810-1.

Ms. Maria Yi Xin

May 18, 2020

Finally, an indicator will be displayed with quotation information related to the Company’s securities on NASDAQ.com and NASDAQTrader.com and may be displayed by other third party providers of market data information. Also, a list of all non-compliant Nasdaq companies and the basis for such non-compliance is posted on our website at listingcenter.nasdaq.com. The Company will be included in this list commencing five business days from the date of this letter.

If you have any questions, please do not hesitate to contact me at +1 301 978 8052.

Sincerely,

Moira Keith

Associate Director

Nasdaq Listing Qualifications

NASDAQ ONLINE RESOURCES

All of our listing information and forms are available electronically on the Listing Center. In addition to facilitating electronic submission of forms, you can also use the Listing Center to access Nasdaq’s Reference Library containing hundreds of frequently asked questions and Governance Clearinghouse containing the latest updates on corporate governance and listing standards.

To help you navigate the deficiency process, we have provided links to some our most viewed resource materials.

•	Board Composition and Committee Requirements

•	Governance Clearinghouse

•	Hearings Process

•	How to Transfer to Nasdaq Capital Market

•	Information about Application of Shareholder Approval Rules

•	Initial Listing Process

•	Listing Fees

•	Listing of Additional Shares Process

•	MarketWatch Electronic Disclosure Submissions

•	Nasdaq Listing Rules: Initial and Continued Listing

•	Reference Library: Frequently Asked Questions, Staff Interpretations and Listing Council Decisions

Check Payment Form

If paying by check, please complete this form and include it along with your payment. If paying by wire, please click here for instructions.

All checks should be made payable to The Nasdaq Stock Market LLC at the following address:

For payments sent by regular	For payments sent by overnight mail:
mail:	The Nasdaq Stock Market LLC—LBX 780700
The Nasdaq Stock Market LLC—LBX 780700	Wells Fargo Bank
MAC Y1372-045
PO Box 780700	401 Market Street
Philadelphia, PA 19178-0700	Philadelphia, PA 19106
COMPANY NAME	SYMBOL
ADDRESS
ADDRESS
REMITTER NAME (if different than Company Name)
AMOUNT	CHECK NO

PLEASE INDICATE REASON FOR PAYMENT BY CHECKING ONE OF THE FOLLOWING BOXES:

☐	New Company Application and Entry: The application fee is $25,000 for the Global or Global Select Market, $5,000 for the Capital Market, and $1,000 for companies applying to list Closed End Funds, Exchange Traded Funds, Index Fund Shares or other structured products. The remainder of the entry fee is due prior to the first day of trading. Nasdaq will credit all application fees paid by the Company in connection with an application that has not been closed towards the Entry Fee payable upon listing.

☐	Application Renewal Fee: If a Company does not list within 12 months of submitting its application, it will be assessed an additional non-refundable $5,000 application fee each 12 months thereafter to keep its application open.

☐	Hearing or Appeal Request: The fee in connection with a hearing or an appeal of a Hearing Panel decision to the Nasdaq Listing and Hearing Review Council is $10,000.

☐	Transfer Application: The fee for companies transferring from the Global or Global Select Market to the Capital Market is $5,000.